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Feb.27, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:     Document Control - EDGAR

RE:             Post-Effective Amendment No. 35 on Form N-4
                RiverSource Life Insurance Co. of New York ("Company") on behalf of RiverSource of New York Variable Annuity Account ("Registrant")

      RiverSource RAVA 5 Advantage Variable Annuity
      RiverSource RAVA 5 Select Variable Annuity
      RiverSource RAVA 5 Access Variable Annuity

               File Nos. 333-91691/811-07623
Dear Mr. Cowan:

On behalf of Registrant, Company is filing Post-Effective Amendment No. 35("Amendment No. 35") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act").

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984. This selective review request is made because the prospectus and Statement of Additional Information included in this Amendment No. 35 are substantially similar to Registrant's Post-Effective Amendment No. 34, file Nos. 333-91691/811-07623 filed on or about April 27, 2011. Amendment No. 35 has been marked to show all changes. Registrant believes that the only area that may warrant particular attention is the current fee increases for the SecureSource Stages NY riders and for the Accumulation Protector Benefit rider.

In this Amendment No. 35, the primary changes to the contracts include:

     - Current fee for the SecureSource Stages NY - Single Life riders and for the SecureSource Stages NY - Joint Life riders increased to 1.50%. The maximum fee reminded unchanged.

     - Current fee for the Accumulation Protector Benefit rider increased from 1.50% to 1.75% and reached the maximum of 1.75%.

- Purchase payment restrictions for contracts with SecureSource Stages NY riders.

     -    Other non-material changes.

If there is anything I can do to expedite review of the enclosed Amendment No. 35 or if you have any questions regarding this filing, please contact me at
(612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary